Mail Stop 3561

March 5, 2008

Mr. John Wang, Chief Executive Officer
Hambrecht Asia Acquisition Corp.
13/F Tower 2
New World Tower
18 Queens Road Central
Hong Kong

     Re: **Hambrecht Asia Acquisition Corp.**
                Amendment No. 4 to Registration Statement on Form S-1
                Filed February 27, 2007
                File No. 333-146147

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offering

Redemption rights for shareholders voting to reject the extended period or our initial business combination, page 14

1.   We note in several places your discussion of the redemption rights and the proposed limitation on redemption by holders of your securities acting as a "group" as such term is defined under Section 13(d) of the Exchange Act of 1934, as amended. With respect to this proposal, please address the following:

- Will the prohibitions apply only to persons who file reports under Section 13(d) as a "group" or will you independently assess whether persons are acting as a group and if so, on what basis will you be making such determinations;
- Will this prohibition apply to all shareholders or only to the shareholders who purchase in the offering; and
- Address any Cayman Islands law or exchange rules that might apply to this proposal.

Liquidity and Capital Resources, page 59

2.   We note that the exercise price of the warrants was reduced from $6.00 to $5.00, while your disclosure on page 59 indicates that you reviewed 33 comparable blank check companies with $8.00 unit prices and $6.00 or less warrant exercise prices. Please explain in more detail how your analysis of the trading prices of warrants for comparable blank check companies supports your conclusion that no compensation expense will be recorded for the sale of your private placement warrants. We note your disclosures on pages 86-87 that your management has been associated with various blank check companies, some of which have consummated business combinations. Tell us how you considered the effects of your prior management experience on whether the identified blank check companies are comparable to your offering. We may have additional comments after reviewing your response.

3.   Please confirm that if the actual trading price of your public warrants exceeds the sales price of the private placement warrants, compensation expense will be recorded for any excess. Revise your disclosures as appropriate.

4.   Please file revised Exhibits 4.3, 4.4 and 4.5 reflecting the changes to the exercise price of the public and private placement warrants, the number of private placement warrants to be sold, and any other revised terms of the proposed offering.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Dana Brown at (202) 551-3859.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        Fax: (212) 407-4990